

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Sean O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream, LP
370 17th Street , Suite 2500
Denver , Colorado 80202

> **Re: DCP Midstream, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed on February 21, 2020**
> **File No. 001-32678**

Dear Mr. O'Brien:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation